FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES
THE 59TH SEMIANNUAL BUSINESS REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2004	PIONEER CORPORATION (Registrant)
	By:	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:

1.	The English translation version of 59th Semiannual Business Report for the six-month period ended September 30, 2004.

(TRANSLATION)

THE 59TH SEMIANNUAL BUSINESS REPORT
For the Six Months Ended September 30, 2004

This is a translation of the original Semiannual Business Report written in the
Japanese language, prepared primarily for the benefit and information of shareholders of the Company’s common stock.

PIONEER CORPORATION
Tokyo, Japan

TO OUR SHAREHOLDERS

In the first half of the 59th accounting period, ended September 30, 2004, consolidated operating revenue of Pioneer Corporation was ¥345,047 million, rising 7.8% over the previous year.

Operating income decreased 24.4% from the corresponding period of the previous year to ¥13,273 million. This decrease occurred despite increased net sales, and reflected a decreased gross profit margin due to intensified price competition for our major products and decreased profit from patent licensing as a result of a decline in royalty revenue. Net income came to ¥4,809 million, a 61.5% decrease, due to a decrease in operating income as well as absence of the ¥4,639 million income from discontinued operations recorded in the corresponding period of last year as a result of the sale of subsidiaries in the audio/video software business.

Interim dividend payments were set at ¥12.5 per share of common stock, the same amount as last year.

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, price competition beyond our projections in our major product categories, and exchange rate fluctuations. In order to achieve the medium-term management plan, the Company is concentrating resources on strategic businesses as described below to recover profits and improve efficiency.

In our plasma display business, we are working to build up capacity of the production system to meet fast-growing demand, thereby increasing profitability of the business. Our recently added fourth line has expanded our production capacity to approximately 600,000 units a year. Our new plant, acquired from NEC Corporation in September 2004, further increased Pioneer’s plasma display production capacity, bringing it to a total of approximately 1,100,000 units a year.

In the DVD business, markets for DVD recorders, especially those with large-capacity hard disk drives (HDDs), and recordable DVD drives for personal computers (PCs), are rapidly growing. On the other hand, price competition is getting harsher. To cope with the situation, we are advancing cost cutting by, for example, carrying out integrated production from laser pickups to finished products in China. We are also expanding sales of drive units for DVD recorders to other manufacturers.

In our car electronics business, we continue our efforts to strengthen our leadership in the consumer and OEM (original equipment manufacturing) markets. Our car navigation systems enjoy an excellent reputation in Japan, and we intend to expand this business in Europe and North America. In the car audio business, we plan to fortify our strong position with distinctive new products, and maintain earnest sales efforts in such growing markets as China and Central and South America.

We will continue to minimize operating costs and expenses worldwide. We are expanding production in China to reduce overall manufacturing costs; implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue; and applying supply chain management to review and optimize inventory control worldwide, for everything from parts procurement to retailer supply, on a weekly basis. We believe that such initiatives will help us return to growth in profitability and improve cash flows.

We sincerely hope that you, our shareholders, will continue in your understanding and support of Pioneer.

December 2004
Tokyo, Japan

Kaneo Ito President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT

At the year end of fiscal 2004, the Company changed business segment classification for certain businesses. Results related to recordable DVD drives have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures of the previous periods have been reclassified accordingly.

Percent of Operating Revenue

Home Electronics

This segment includes DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, projection TVs, stereo systems, individual stereo components, equipment for cable-TV systems, digital broadcast set-top boxes and telephones.

Sales in the Home Electronics segment increased 4.6% to ¥123,684 million from the corresponding period last year. In Japan, sales rose 9.1% to ¥35,664 million primarily due to a large increase in sales of home-use plasma displays and DVD recorders, despite the decreased sales of recordable DVD drives for PCs. Overseas sales increased 2.8%

to ¥88,020 million in the corresponding period last year, reflecting an increase in sales of home-use plasma displays and DVD recorders worldwide, despite a decline in sales of recordable DVD drives and audio products worldwide.

Car Electronics

This segment includes car stereos, car AV (audio/video) systems, car speakers and car navigation systems.

Sales in the Car Electronics segment amounted to ¥154,325 million, up 8.8% over the corresponding period in the previous year. In Japan, sales increased 8.2% to ¥61,784 million, reflecting increased car navigation system sales to automobile manufacturers, despite decreased sales of such systems to the consumer market. Overseas sales increased 9.2% to ¥92,541 million, primarily due to higher sales of car navigation systems in North America and Europe, audio products to automobile manufacturers in North America and car audio products in Asia and Central and South America.

Patent Licensing

This segment includes the licensing of patents related to optical disc technologies.

Royalty revenue from Patent Licensing decreased 19.8% from the corresponding period in the previous year to ¥6,739 million. This was due to a decline in royalty revenue resulting from the expiration of the Company’s optical disc-related patents in certain areas.

Others

This segment includes business-use plasma displays, business-use AV systems, organic light-emitting diode (OLED) display panels, factory automation (FA) systems, and devices and parts.

Sales in this segment increased 17.2% from the corresponding period in the previous year to ¥60,299 million. In Japan, sales were lower by 3.5%, at ¥26,535 million primarily due to a decrease in sales of OLED display panels and a sales shift from Japan to China of semiconductors related to laser pickups, despite the increase in sales of FA systems. Overseas, sales were up 40.9% over the previous year to ¥33,764 million, primarily due to increased sales of devices for cellular phones and semiconductors related to laser pickups in China, as well as FA systems in Asia, despite decreased sales in North America and Europe of business-use plasma displays.

CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation and Subsidiaries

(1) Consolidated Balance Sheets

	(In millions of yen)

	September 30
	2004	2003
Assets
Current assets:
Cash and cash equivalents	¥123,936	¥137,936
Trade receivables, less allowance	119,863	102,912
Inventories	135,504	110,316
Others	74,711	65,763

Total current assets	454,014	416,927

Investments and long-term receivables	29,553	28,360
Property, plant and equipment, less depreciation	208,964	154,319
Intangible assets	25,590	17,403
Other assets	39,015	42,817

Total assets	¥757,136	¥659,826

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥40,615	¥35,594
Trade payables	103,031	78,526
Others	104,554	108,607

Total current liabilities	248,200	222,727

Long-term debt	87,397	28,528
Other long-term liabilities	58,909	71,944
Minority interests	18,281	17,728
Shareholders’ equity:
Common stock	49,049	49,049
Capital surplus	82,612	82,294
Retained earnings	276,334	263,548
Accumulated other comprehensive loss	(53,185)	(65,535)
Treasury stock	(10,461)	(10,457)

Total shareholders’ equity	344,349	318,899

Total liabilities and shareholders’ equity	¥757,136	¥659,826

(2) Consolidated Statements of Income

(In millions of yen except per share information)

	Six months ended
	September 30
	2004	2003
Operating revenue:
Net sales	¥338,308	¥311,578
Royalty revenue	6,739	8,404

Total operating revenue	345,047	319,982

Operating costs and expenses:
Cost of sales	250,878	219,328
Selling, general and administrative	80,896	83,096

Total operating costs and expenses	331,774	302,424

Operating income from continuing operations	13,273	17,558
Other income (expenses):
Interest income	790	730
Foreign exchange loss	(1,161)	(1,005)
Interest expense	(689)	(1,186)
Other—net	225	488

Total other income (expenses)	(835)	(973)

Income from continuing operations before income taxes	12,438	16,585
Income taxes	5,544	6,820
Minority interest in earnings of subsidiaries	(560)	(168)
Equity in losses of affiliated companies	(1,525)	(1,761)

Income from continuing operations	4,809	7,836
Income from discontinued operations, net of tax	—	4,639

Net income	¥4,809	¥12,475

Net income per share:
Basic	¥27.41	¥71.11
Diluted	¥24.45	¥71.09

(3) Consolidated Statements of Cash Flows

	(In millions of yen)

	Six months ended
	September 30
	2004	2003
Operating activities:
Net income	¥4,809	¥12,475
Income from discontinued operations, net of tax	—	(4,639)
Depreciation and amortization	21,287	18,843
Decrease in trade receivables	415	922
Increase in inventories	(18,814)	(20,984)
Increase in trade payables	7,168	15,064
Increase (decrease) in other accrued liabilities	(11,185)	5,105
Other	(7,711)	(3,675)

Net cash provided by (used in) operating activities	(4,031)	23,111

Investing activities:
Payment for purchase of fixed assets	(26,284)	(28,121)
Payment for purchase of subsidiary	(36,615)	—
Other	338	3,623

Net cash used in investing activities	(62,561)	(24,498)

Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(3,034)	4,610
Dividends paid	(2,193)	(1,754)
Other	(323)	(191)

Net cash provided by (used in) financing activities	(5,550)	2,665

Effect of exchange rate changes on cash and cash equivalents	3,659	(5,822)

Net decrease in cash and cash equivalents	(68,483)	(4,544)
Cash and cash equivalents, beginning of period	192,419	142,480

Cash and cash equivalents, end of period	¥123,936	¥137,936

Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2.	The consolidated financial statements include the accounts of the parent company and 128 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3.	Computation of net income per share is based on Statements of Financial Accounting Standards No.128 “Earning per Share.”
4.	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to consolidated statements of cash flows to conform to this presentation.

NON-CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation — Parent Company Only

(1) Condensed Balance Sheets

	(In millions of yen)

	September 30
	2004	2003
Assets
Current assets:
Cash	¥33,829	¥29,100
Notes and accounts receivable—trade	38,018	37,899
Marketable securities	18,683	18,782
Inventories	34,733	29,874
Other current assets	64,070	30,992

Total current assets	189,336	146,650
Fixed assets:
Tangible	48,282	39,443
Intangible	21,335	16,769
Investments and others	204,768	190,020

Total fixed assets	274,386	246,233

Total assets	¥463,722	¥392,883

Liabilities and Shareholders’ Equity
Current liabilities:
Notes and accounts payable—trade	¥50,129	¥45,533
Accrued expenses	34,730	38,348
Other current liabilities	26,766	10,017

Total current liabilities	111,627	93,898
Long-term liabilities	76,100	28,996

Total liabilities	187,727	122,895
Shareholders’ equity	275,995	269,988

Total liabilities and shareholders’ equity	¥463,722	¥392,883

(2) Condensed Statements of Income

	(In millions of yen)

	Six months ended
	September 30
	2004	2003
Net sales	¥234,039	¥215,803
Cost of sales	191,874	168,143
Selling, general and administrative expenses	41,981	44,227

Operating income	183	3,432
Non-operating income (expenses)—net	2,098	132

Ordinary income	2,282	3,565
Other expenses—net	(0)	(6,050)

Income (loss) before income taxes	2,281	(2,485)
Income taxes	141	(1,418)

Net income (loss)	¥2,140	¥(1,066)

Notes:
1.	Accumulated depreciation on tangible fixed assets on September 30, 2004 and 2003 was ¥91,727 million and ¥90,796 million, respectively.
2.	Net income per share of common stock of ¥12.19 was recorded for the six months ended September 30, 2004, while net loss per share of common stock for the corresponding period of 2003 was ¥6.08.

CONDITION OF SHAREHOLDERS AND SHARES
(as of September 30, 2004)

Number of Shares Issued	180,063,836 shares

Note: 4,631,332 shares of treasury stock held by the Company are included.

Distribution of Share-ownership

	Number of	Number of Shares Held
	Shareholders	and its Percent to Total
Financial institutions	164	73,717	thousand	(40.94%)
Securities companies	68	4,211		(2.34)
Other Japanese business corporations	352	4,481		(2.49)
Foreign corporations and individuals	450	61,477		(34.14)
Japanese individuals and others	38,629	36,175		(20.09)

Total	39,663	180,063	thousand	(100.00%)

Note: Japanese individuals and others include 4,631 thousand shares as treasury stock held by the Company.

Top Ten Largest Shareholders

	Number of Shares Held
	and its Percent to Total
Japan Trustee Services Bank, Ltd. (Trust Account)	15,620	thousand	(8.67%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,855		(7.69)
Societe Generale Paris SGOP/DAI Paris 6Z	5,412		(3.00)
The Bank of Tokyo-Mitsubishi, Ltd.	4,154		(2.30)
Mizuho Bank, Ltd.	4,000		(2.22)
Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		(2.19)
Kanya Matsumoto	3,665		(2.03)
BNP Paribas Securities (Japan) Limited	2,649		(1.47)
The Sumitomo Mitsui Banking Corporation	2,589		(1.43)
Pioneer Employee Share Ownership Plan	2,376		(1.31)

Note: The Company holds 4,631 thousand shares as treasury stock.

Stock Exchange Listings

Tokyo Stock Exchange Osaka Securities Exchange	New York Stock Exchange Euronext Amsterdam

Price per Share and Volume of Shares Traded on the Tokyo Stock Exchange

			Volume
	High	Low	(thousand
	(yen)	(yen)	shares)
2001
Oct.	2,860	2,210	23,175
Nov.	3,150	2,285	28,229
Dec.	3,290	2,635	23,439
2002
Jan.	3,330	2,800	24,977
Feb.	2,685	2,150	42,385
Mar.	2,910	2,440	27,601
Apr.	2,860	2,385	26,982
May	2,595	2,280	25,405
June	2,355	1,981	23,528
July	2,210	1,980	24,659
Aug.	2,260	2,025	31,233
Sept.	2,220	1,900	21,349
Oct.	2,130	1,805	20,215
Nov.	2,430	2,045	32,263
Dec.	2,490	2,150	22,870
2003
Jan.	2,405	2,070	21,562
Feb.	2,600	2,260	33,006
Mar.	2,620	2,390	24,271
Apr.	2,460	2,225	25,507
May	2,555	2,290	23,202
June	2,840	2,490	35,912
July	2,970	2,635	31,308
Aug.	2,815	2,515	27,317
Sept.	3,030	2,600	40,815
Oct.	2,820	2,505	30,938
Nov.	2,825	2,510	21,161
Dec.	2,995	2,645	25,249
2004
Jan.	3,370	2,875	29,718
Feb.	3,270	2,930	31,103
Mar.	3,250	2,890	32,572
Apr.	3,390	3,000	32,597
May	3,120	2,660	37,352
June	2,880	2,635	37,811
July	2,850	2,310	30,442
Aug.	2,480	2,215	22,949
Sept.	2,535	2,240	34,245